Two Shell Plaza

777 Walker Street, Suite 2300

Houston, Texas 77002

713-229-6300

VIA EDGAR AND FEDEX	September 13, 2013

Mr. Paul Monsour

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dune Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 8, 2013
File No. 000-27897

Dear Mr. Monsour:

Set forth below are the responses of Dune Energy, Inc., a Delaware corporation (“Dune”, “we”, “us” or “our”), to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) by letter dated September 6, 2013, with respect to Dune’s Form 10-K for Fiscal Year Ended December 31, 2012 filed March 8, 2013 (File No. 000-27897).

Each of our responses is preceded by the exact text of the Staff’s comment in bold, italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2012

Business and Properties, page 3

Core Areas of Operation and Certain Key Properties, page 5

Natural Gas and Oil Reserves, page 7

1. Comment five of our August 5, 2013 letter states “The third party engineering report filed with your January 18, 2013 registration statement attributes to you total probable reserves of 18.4 BCFE as of June 30, 2012. This is 27% less than the 25.4 BCFE total probable reserves you claimed as of December 31, 2012. Please reconcile for us the applicable sources of change(s) due to revisions, extensions/discoveries, acquisitions and/or improved recovery. Include the figures for significant changes in prices, estimated future production costs and estimated future development costs.” The table presented in your response labels all the changes to your probable reserves as “Revisions.” Please tell us the specific causes of these reserve changes (e.g., different

Mr. Paul Monsour

September 13, 2013

projected product prices, operating and capital costs, estimated hydrocarbon recovery, etc.). Your response should address the extent of change due to each causal item. Also, please tell us the product prices used to estimate your probable reserves at both effective dates.

Response:

The 6.968 Bcfe of revisions should be classified as extensions and discoveries as below.

Probable Reserves	Oil (Mbbl)	Natural Gas (MMcf)	Total (MMcfe)	Future Net Revenue ($M)	PV@10% ($M)
As of 6/30/2012	961	12,658	18,424	125,808	75,388
Purchases	—	—	—	—	—
Extensions & Discoveries	729	2,594	6,968	49,376	33,350
Revisions	—	—	—	—	—
As of 12/31/2012	1,690	15,252	25,392	175,184	108,738

These extensions and discoveries were the result of adding new projects in our Leeville field derived from an extensive geologic and geophysical evaluation of the field. Some of these new projects were drilled in 2013 and the results of that drilling will be reflected in future filings.

The prices used to estimate probable reserves on each effective date were as follows:

	06-30-12	12-31-12	% Change
Oil	$111.37	$108.16	(3%)
Gas	$3.22	$2.83	(12%)

These new projects resulted in the following increases in operating, capital and severance and ad valerum taxes as reflected below:

	06-30-12	12-31-12	% Change
Operating Costs	$2,477,371	$3,006,010	21%
Capital Costs	$3,404,728	$22,356,950	557%
Severance & Ad Valorem Taxes	$15,997,371	$25,418,700	59%

In future Form 10-K submittals Dune will specifically reference and reconcile any differences between our mid-year reserve report and year-end reserves claimed in the Form 10-K.

2. We note that you have provided disclosure of undiscounted future net revenue and PV-10 for probable and possible reserves. Please revise to provide additional disclosure explaining the relevance and usefulness of PV-10 measures presented in your filing for probable and possible reserves. Your revised disclosure should also include a clear discussion of the risks associated with these PV-10 measures (e.g., address the degree of certainty regarding underlying cash flows for probable and possible reserves) and should provide a discussion of the assumptions used by management in calculating these measures. In addition, explain the limitations with regard to the comparability of PV-10 measures presented for probable and possible reserves. Alternatively, remove this disclosure from your filing.

Mr. Paul Monsour

September 13, 2013

Response:

In future Form 10-K submittals Dune will not present undiscounted future net revenue and PV-10 for probable and possible reserves.

Note 13 – Supplemental Oil and gas Information (Unaudited), page F-23

Reserves, page F-24

3. We note your response to comment 6 of our August 5, 2013 letter. It appears that the disclosure presented as part of the footnotes to your financial statements should be limited to proved reserves. Please confirm that you will not present probable and possible reserves in this section of your Exchange Act filings. Refer to FASB ASC 932-235-50-4.

Response:

In future Form 10-K submittals Dune will not present probable and possible reserves in this section of our Exchange Act filings in conformity with FASB ASC 932-235-50-4.

Please direct any questions that you have with respect to the foregoing to Mr. Paul Hurdlow at (512) 457-7020 or Paul.Hurdlow@dlapiper.com.

Very truly yours,

DUNE ENERGY, INC.